Exhibit 12.1

SYNCHRONY FINANCIAL

Ratio of Earnings to Fixed Charges

	Six months ended June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010

Earnings (a)	$1,744	$3,386	$3,142	$3,376	$3,010	$2,029
Plus:
Interest included in expense (b)	503	877	703	694	884	1,051
Amortization of debt expense and discount or premium on indebtedness	42	45	39	51	48	43
One third of rental expense (c)	14	21	17	17	17	20
Adjusted "earnings"	$2,303	$4,329	$3,901	$4,138	$3,959	$3,143

Fixed Charges:
Interest included in expense (b)	$503	$877	$703	$694	$884	$1,051
Amortization of debt expense and discount or premium on indebtedness	42	45	39	51	48	43
One third of rental expense (c)	14	21	17	17	17	20
Total fixed charges	$559	$943	$759	$762	$949	$1,114

Ratio of earnings to fixed charges	4.1	4.6	5.1	5.4	4.2	2.8

(a) Earnings before income taxes
(b)	Includes interest on tax deficiencies
(c)	Considered to be representative of interest factor in rental expense